                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            ______________________
                                AMENDMENT NO. 3
                                      TO
                       SCHEDULE 14D-1 (FINAL AMENDMENT)
              Tender Offer Statement Pursuant To Section 14(d)(1)
                    of the Securities Exchange Act of 1934
                                      and
                                 SCHEDULE 13D
                             _____________________
                          LONE STAR INDUSTRIES, INC.
                           (Name of Subject Company)

                            LEVEL ACQUISITION CORP.
                    AN INDIRECT WHOLLY OWNED SUBSIDIARY OF
                         DYCKERHOFF AKTIENGESELLSCHAFT
                                   (Bidders)

              COMMON STOCK,
        PAR VALUE $1.00 PER SHARE                                          COMMON STOCK
    (Including the Associated Rights                                    PURCHASE WARRANTS
        to purchase Common Stock)
     (Title of Class of Securities)                               (Title of Class of Securities)
               542290 408                                                    542290 11
  (CUSIP Number of Class of Securities)                       (CUSIP Number of Class of Securities)

                                DR. PETER ROHDE
                                 PETER STEINER
                         DYCKERHOFF AKTIENGESELLSCHAFT
                             BIEBRICHER STRASSE 69
                           65203 WIESBADEN, GERMANY
                                49 (0611) 676-0

          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
           RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)
                                with a copy to:
                                THOMAS A. RALPH
                               WILLIAM G. LAWLOR
                                PETER D. CRIPPS
                            DECHERT PRICE & RHOADS
                           4000 BELL ATLANTIC TOWER
                               1717 ARCH STREET
                       PHILADELPHIA, PENNSYLVANIA 19103
                                (215) 994-4000
                              __________________

     This Amendment No. 3 amends and supplements the Tender Offer Statement on
Schedule 14D-1 filed September 3, 1999 and the Schedule 13D filed September 3, 1999 (together, as amended and supplemented, the "Schedule 14D-1") relating to the offer by Level Acquisition Corp., a Delaware corporation (the "Purchaser") and an indirect wholly owned subsidiary of Dyckerhoff Aktiengesellschaft, a corporation formed under the laws of the Federal Republic of Germany ("Parent"), to purchase (i) all of the outstanding shares of common stock, par value $1.00 per share (the "Shares"), of Lone Star Industries, Inc., a Delaware corporation (the "Company"), together with the associated rights to purchase common stock issued pursuant to the Rights Agreement, dated as of November 10, 1994 by and between the Company and Chemical Bank, as Rights Agent, at a price of $50.00 per Share, net to the seller in cash, without interest thereon, and (ii) all of the outstanding Common Stock Purchase Warrants of the Company (the "Warrants"), each representing the right to purchase two Shares at an exercise price of $18.75 per Warrant (or $9.375 per Share), issued pursuant to the Warrant Agreement dated as of April 13, 1994 between the Company and Chemical Bank, as Warrant Agent, for $81.25 per Warrant, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 3, 1999 (the "Offer to Purchase"), and in the related Letters of Transmittal, (the Offer to Purchase and the Letters of Transmittal, as amended or supplemented from time to time, together constitute the "Offer"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned thereto in the Offer to Purchase.

     The Schedule 14D-1 is hereby amended and supplemented as follows:

     ITEM 5  Purpose of the Tender Offer and Plans or Proposals of Bidder.

     Following the Effective Time, the Board of Directors of the Surviving Corporation has been reconstituted and currently consists of Felix Pardo, William Troutman, Peter Steiner, Philip Magel, Alexander Roentgen and Michael Clarke. In addition, Mr. Clarke has been named President and Chief Executive Officer of the Surviving Corporation.

     ITEM 6  Interest in Securities of the Subject Company.

     Based on the final report supplied by the Depositary, 18,329,265 Shares and 2,628,238 Warrants (together representing approximately 94.5% of the Fully Diluted Shares) were validly tendered and not withdrawn pursuant to the Offer.

     On October 8, 1999, pursuant to the Agreement and Plan of Merger, dated as of September 2, 1999, by and among the Parent, Purchaser and the Company, Purchaser merged with and into the Company, with the Company being the surviving corporation, in accordance with the relevant provisions of the Delaware General Corporation Law (the "Merger"). Upon the consummation of the Merger, each outstanding Share (other than Shares (i) held in the treasury of the Company or owned by any of its subsidiaries, (ii) owned by Purchaser, and (iii) held by stockholders who properly perfect their dissenters' rights) has been converted into the right to receive $50.00 in cash. Upon the Effective Time, Parent owned 100% of the outstanding Shares and approximately 98.9% of the Fully Diluted Shares. Upon the Effective Time, the par value of the Shares became $.01 per Share.

     On October 4, 1999, the New York Stock Exchange suspended trading in Shares and Warrants and stated that it would seek approval from the Securities and Exchange Commission to delist the Shares and Warrants.


     ITEM 10  Additional Information.

     On October 8, 1999, Parent issued a press release announcing the consummation of the Merger. The full text of the press release is attached hereto as Exhibit (a)(12) and is incorporated herein by reference.

     ITEM 11  Material to be Filed as Exhibits.

(a)(12) Press Release dated October 8, 1999.

                                   SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 12, 1999


                               DYCKERHOFF AKTIENGESELLSCHAFT


                               By: /s/ Peter Steiner
                                   ------------------------------
                                   Name:  Peter Steiner
                                   Title: Chief Financial Officer


                               By: /s/ Luis Rauch
                                   ------------------------------
                                   Name:  Luis Rauch
                                   Title: Treasurer


                               LEVEL ACQUISITION CORP.


                               By: /s/ Felix Pardo
                                   ------------------------------
                                   Name:  Felix Pardo
                                   Title: President, Treasurer and Secretary

                               INDEX TO EXHIBITS


EXHIBIT
-------

(a)(1)  Offer to Purchase, dated September 3, 1999.*

(a)(2)  Letter of Transmittal to Tender Shares of Common Stock.*

(a)(3)  Letter of Transmittal to Tender Warrants to Purchase Common Stock.*

(a)(4)  Notice of Guaranteed Delivery.*

(a)(5) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(6) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(7) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(8)  Press Release dated September 2, 1999.*

(a)(9)  Summary Advertisement.*

(a)(10) Press Release dated September 16, 1999.*

(a)(11) Press Release dated October 2, 1999.*

(a)(12) Press Release dated October 8, 1999.

(b)(1) Term Loan Facilities Agreement, dated as of September 1, 1999, by and among Parent, Purchaser, Deutsche Bank AG and Dresdner Bank AG.*

(c)(1) Agreement and Plan of Merger, dated as of September 2, 1999, by and among Parent, Purchaser and the Company.*

(c)(2) Confidentiality Agreement, dated as of July 8, 1999, by and among Parent, Dyckerhoff, Inc. and the Company.*

(c)(3) Tender Agreement, dated as of September 2, 1999, by and among Parent, Purchaser and certain stockholders of the Company.*

(d)     None.

(e)     Not applicable.

(f)     None.

*       Previously filed.